Exhibit 5.2

Consent of Boivin Desbiens Senécal, GP

September 22, 2011

Re: Registration Statement on Form F-10 for Neptune Technologies & Bioressources Inc.

We have acted as Canadian counsel to Neptune Technologies & Bioressources Inc. in connection with the registration statement on Form F-10 (the "Registration Statement") being filed today by Neptune Technologies & Bioressources Inc. with the Securities and Exchange Commission under the United States Securities Act of 1933, as amended.

We acknowledge that we are referred to under the heading "Legal Matters" in the prospectus forming a part of the Registration Statement, and we hereby consent to such use of our name in the Registration Statement.

Yours very truly,

/s/ Boivin Desbiens Senécal, GP

Boivin Desbiens Senécal, GP